22007054

8-27688

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-027688

SEC Mail Processing

OCT 31 2022

Washington, DC

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 09/01/2021 (MM/DD/YY) AND ENDING 08/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Whitehall-Parker Securities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

117 Paul Drive, Suite B
(No. and Street)

San Rafael	California	94903
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Donald Everhart	(415) 421-5935	donny@dixonfinserve.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Novogradac & Company LLP
(Name – if individual, state last, first, and middle name)

555 North Point Center East, Suite #600	Alpharetta	Georgia	30022
(Address)	(City)	(State)	(Zip Code)

October 8, 2003	474
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Donald Everhart, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Whitehall-Parker Securities, Inc., as of 10/28, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

SEE ATTACHED

10/28/2022

Signature: [signature] 10-28-2022

Title: Principal

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

JURAT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of Solano

Subscribed and sworn to (or affirmed) before me on this 28th day of Oct.,

2022 by Samantha Dosier, Notary Public For Donald Joe Everhart,

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature (Seal)

OPTIONAL INFORMATION

DESCRIPTION OF THE ATTACHED DOCUMENT

Annual

(Title or description of attached document)

Report

(Title or description of attached document continued)

Number of Pages 22 Document Date 10/28/2022

Additional information

INSTRUCTIONS

The wording of all Jurats completed in California after January 1, 2015 must be in the form as set forth within this Jurat. There are no exceptions. If a Jurat to be completed does not follow this form, the notary must correct the verbiage by using a jurat stamp containing the correct wording or attaching a separate jurat form such as this one with does contain the proper wording. In addition, the notary must require an oath or affirmation from the document signer regarding the truthfulness of the contents of the document. The document must be signed AFTER the oath or affirmation. If the document was previously signed, it must be re-signed in front of the notary public during the jurat process.

- State and county information must be the state and county where the document signer(s) personally appeared before the notary public.
- Date of notarization must be the date the signer(s) personally appeared which must also be the same date the jurat process is completed.
- Print the name(s) of the document signer(s) who personally appear at the time of notarization.
- Signature of the notary public must match the signature on file with the office of the county clerk.
- The notary seal impression must be clear and photographically reproducible. Impression must not cover text or lines. If seal impression smudges, re-seal if a sufficient area permits, otherwise complete a different jurat form.
  - Additional information is not required but could help to ensure this jurat is not misused or attached to a different document.
  - Indicate title or type of attached document, number of pages and date.
- Securely attach this document to the signed document with a staple.

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE - AUGUST 31, 2022

<u>WHITEHALL-PARKER SECURITIES, INC.</u>

117 Paul Drive, Suite B

San Rafael, CA 94903

CONTENTS

NOVOGRADAC & COMPANY LLP®

CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder
of Whitehall-Parker Securities Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Whitehall-Parker Securities Inc. (a California corporation) as of August 31, 2022, the related statements of revenue and expenses, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Whitehall-Parker Securities Inc. as of August 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Whitehall-Parker Securities Inc.'s management. Our responsibility is to express an opinion on Whitehall-Parker Securities Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Whitehall-Parker Securities Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditors' Report on Supplemental Information

The supplemental information pursuant to 17 C.F.R. §240.17a-5 of the Securities and Exchange Act of 1934 presented on pages 13-15 has been subjected to audit procedures performed in conjunction with the audit of Whitehall-Parker Securities Inc.'s financial statements. The supplemental information is the responsibility of Whitehall-Parker Securities Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information pursuant to 17 C.F.R. §240.17a-5 of the Securities and Exchange Act of 1934 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Novogradac & Company LLP

We have served as Whitehall-Parker Securities Inc.'s auditor since 2015.
Alpharetta, Georgia
October 28, 2022

555 North Point Center East, Suite 600, Alpharetta, Georgia 30022
www.novoco.com | 678.867.2333

Whitehall-Parker Securities, Inc.
STATEMENT OF FINANCIAL CONDITION
August 31, 2022

ASSETS

CURRENT ASSETS		
Cash		$885,852
Receivables		
Commissions	$165,797	
Other	$1,300	$167,097
Total Current Assets		$1,052,949
RESTRICTED DEPOSITS		$25,000
OTHER ASSETS		
Other Prepaid Expense	$2,321	
Deposit	$3,500	$5,821
TOTAL ASSETS		$1,083,770

LIABILITIES AND EQUITY

CURRENT LIABILITIES	
Accounts Payable	$347,526
Federal Income Taxes Payable	$171,507
State Income Taxes Payable	$81,639
Audit & Tax Preparation Fees	$6,750
Total Current Liabilities	$607,422
STOCKHOLDER'S EQUITY	
Common Stock(5,000 shares authorized, 800 shares issued and outstanding, $10 par value each)	$8,000
Retained Earnings	$468,348
Total Stockholder's Equity	$476,348
TOTAL LIABILITIES AND EQUITY	$1,083,770

The accompanying notes are an integral part of the financial statements.

Whitehall-Parker Securities, Inc.
STATEMENT OF REVENUE AND EXPENSES
For The Year Ended August 31, 2022

REVENUE		
Commissions		$5,629,981
OPERATING EXPENSES		
Salaries and Commissions	$4,101,359	
Officer Compensation	$266,771	
Health Insurance	$21,401	
Payroll Taxes	$6,441	
Office Rent	$36,000	
Administrative	$100,051	
Office Expense	$9,398	
Charitable Donations	$12,350	
Audit/Tax Preparation	$6,750	
Telephone	$2,614	
Legal Expense	$81,977	
Insurance	$1,208	$4,646,320
Income From Operations		$983,661
INCOME TAXES		
Federal Income Tax	$185,579	
State Income Tax	$85,775	$271,354
NET INCOME		$712,307

The accompanying notes are an integral part of the financial statements.

Whitehall-Parker Securities, Inc.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For The Year Ended August 31, 2022

	Common Stock	Retained Earnings	Total
Balance at September 1, 2021	$8,000	$66,041	$74,041
Dividends Paid	$0	($310,000)	($310,000)
Net Income for the Year	$0	$712,307	$712,307
Balance at August 31, 2022	$8,000	$468,348	$476,348

The accompanying notes are an integral part of the financial statements.

Whitehall-Parker Securities, Inc.
STATEMENT OF CASH FLOWS
For The Year Ended August 31, 2022

Cash Flows from Operating Activities	
Cash Received from Customers/Securities Issuers	$5,526,892
Cash Paid to Suppliers/Employees	(4,431,338)
Income Taxes Paid	(4,136)
Net Cash Provided By Operating Activities	$1,091,418
Cash Flows from Financing Activities	
Dividends Paid	($310,000)
Net Cash Used in Financing Activities	($310,000)
Cash at September 1, 2021	$104,434
Cash at August 31, 2022	$885,852

Reconciliation of Net Income to Net Cash Provided by Operating Activities	
Net Income	$712,307
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities	
(Increase) Decrease in:	
Accounts Receivable	(119,952)
(Increase) Decrease in:	
Prepaid Federal Taxes	14,072
Increase (Decrease) in:	
Accounts Payable	291,914
Due To Related Party	(60,000)
Federal Income Taxes Payable	171,507
State Income Taxes Payable	81,570
Net Cash Provided By Operating Activities	$1,091,418

The accompanying notes are an integral part of the financial statements.

WHITEHALL-PARKER SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED AUGUST 31, 2022

1. ORGANIZATION AND NATURE OF BUSINESS

Whitehall-Parker Securities, Inc.(the "Company") was incorporated on February 1, 1982 under the laws of the state of California. The Company is a broker/dealer registered with the Securities and Exchange Commission("SEC"), and is a member of the Financial Industry Regulatory Authority("FINRA") and the Securities Investor Protection Corporation("SIPC"). The Company provides retail securities brokerage and portfolio advisory services. The Company follows Generally Accepted Accounting Principles(GAAP), as established by the Financial Accounting Standards Board(FASB), to ensure consistent reporting of financial condition, results of operations, and cash flows.

2. SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the financial statements and to make estimates and assumptions that affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates include valuing advisory fees earned which are paid quarterly in arrears.

Revenue Recognition:

The Company performs transactions on behalf of customers through its clearing firm(Pershing, LLC) on an agency basis, but some cleared transactions are performed on a riskless principal basis(e.g. bond purchases and sales). For all transactions through the clearing firm, the Company is credited commissions at settlement date, but the Company recognizes revenue at trade date(typically two business days before settlement date). For transactions performed directly with investment issuers outside of the Company's clearing firm, the Company recognizes revenue when the investment issuer confirms to the Company that all application paperwork and funds are received by the investment issuer in good order and/or at the close of a transaction escrow. For quarterly advisory fees, the Company recognizes revenue as an estimate of the monthly portion of the quarterly fees projected to be received based on current underlying client portfolio valuations.

2. SIGNIFICANT ACCOUNTING POLICIES(CONTINUED)

Income Taxes:

Deferred income taxes are provided on an asset and liability method whereby deferred tax assets are recognized for deductible temporary differences. Deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. Management has determined there are no deferred tax assets or liabilities that are required to be recorded.

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company to report information regarding its exposure to various tax positions taken by the Company. The Company has determined whether any tax positions have met the recognition threshold and has measured the Company's exposure to those tax positions. Management believes that the Company has adequately addressed all relevant tax positions and that there are no unrecorded tax liabilities. Federal and state tax authorities generally have the right to examine and audit the previous three to four years of tax returns filed. Any interest or penalties assessed to the Company are recorded in operating expenses.

Cash Equivalents:

The Company considers all unrestricted investment instruments purchased with original maturities of three months or less to be cash equivalents. At August 31, 2022 there were no cash equivalents, other than the required $25,000 deposit invested in a money market account held at the Company's clearing firm(Pershing, LLC).

Depreciation/Amortization:

The Company provides for depreciation in amounts sufficient to relate the cost of depreciable assets to operations over their estimated service lives, principally using the Modified Accelerated Cost Recovery method(MACRS). During the fiscal year ending in 2022, the Company had no depreciable assets with a book value greater than zero during the year. The Company amortizes prepaid assets in equal monthly amounts over the term of the prepaid item. Currently the Company is amortizing one prepaid subscription for a due diligence system(AI Insight) offered by an outside vendor.

Accounts Receivable:

Management of the Company considers all accounts receivable to be collectible at August 31, 2022. Therefore, no allowance for doubtful accounts is required.

2. SIGNIFICANT ACCOUNTING POLICIES(CONTINUED)

Accrued Expenses:

The Company accrues for commissions payable to all registered representatives of the firm earned in a month but not payable until the 15th of the following month, per the terms of the underlying independent contractor agreements between the Company and its registered representatives. An estimate is made for all other trade payables, which are typically small and similar from month to month, which is included in accounts payable on the accompanying statement of financial condition.

Fair Value Measurements:

The Company reports balances that are required or permitted to be measured at fair market value in accordance with existing accounting pronouncements. Fair value is a market-based measurement, not an entity-specific measurement. Therefore, a fair value measurement should be determined based upon the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, a fair value hierarchy is used that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity(observable inputs that are classified with Levels 1 and 2 of the hierarchy) and the reporting entity's own assumptions about market participant assumptions (unobservable inputs classified within Level 3 of the hierarchy).

Level 1 inputs utilize quoted prices(unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access. Level 2 inputs are inputs other than quoted prices in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs may include quoted prices for similar assets and liabilities in active markets, as well as inputs that are observable for the asset or liability(other than quoted prices) such as interest rates, foreign exchange rates, and yield curves that are observable at commonly quoted intervals. Level 3 inputs are unobservable inputs for the asset or liability which are typically based on an entity's own assumptions as there is little, if any, related market data available. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability. The carrying values of cash, restricted deposits, receivables, and accounts payable are reasonable estimates of their fair values due to their short-term nature.

3. NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule(SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At August 31, 2022 the Company had net capital of $469,127, which was $428,632 in excess of its required minimum net capital of $40,495 and $408,385 in excess of 10% of aggregate indebtedness. The Company's net capital ratio(aggregate indebtedness to net capital) at August 31, 2022 was 1.2948 to 1.

4. SECURITIES OWNED AND FAIR VALUE MEASUREMENTS

The Company owns no securities, other than a required $25,000 money market account on deposit with the Company's clearing firm(Pershing, LLC) since 1992. The Company owned no other securities during the fiscal year. The Company accounts for the money market account held at the clearing firm without haircuts at a non-fluctuating value of $25,000, which is the value reported in the quarterly statements provided by the clearing firm since 1992.

5. CONCENTRATIONS OF CREDIT RISK

The Company places its cash in one checking account with Wells Fargo Bank, a high credit quality financial institution. The Company's account at this institution is insured by the Federal Deposit Insurance Corporation("FDIC") up to $250,000. To reduce its risk associated with the failure of such a financial institution, the Company evaluates periodically the rating of the financial institution in which it maintains deposits.

6. RELATED PARTIES

The Company did not conduct any operations with any related parties during the year, other than processing securities transactions requested by the Company's registered representatives for the benefit of themselves and their family members. These transactions were not material to the Company's operations individually or in total. The Company repaid a loan in full for $60,000 from an employee of the firm during the fiscal year. The loan did not bear any interest and had no specified maturity date.

7. COMMITMENTS AND CONTINGENCIES

Commitments:

The Company has no commitments other than office rent payable for its home office at 117 Paul Drive Suite B San Rafael, CA 94903 to Yahid David & Lida R 2014 Revocable Family Trust at a rate of $3,000 per month until January 31, 2023.

Litigation:

The Company occasionally is involved in legal proceedings in the ordinary course of business. Such matters are subject to many uncertainties, and outcomes are not predictable with assurance. Currently, the Company is involved in a class action lawsuit involving broker/dealers across the country over the securities of an outside issuer and one customer arbitration. The Company has expended significant legal fees to defend itself in these actions. The Company believes these cases are without merit. The Company expects to incur significant legal fees to bring each of these cases to resolution. The Company does not believe the final settlements or orders from the aforementioned cases will be material to the firm's operations, but the results of these legal cases are uncertain.

Contingency-COVID 19:

During the 2021 fiscal year, the World Health Organization declared COVID-19 to constitute a "Public Health Emergency of International Concern". This pandemic has disrupted economic markets and the economic impact, duration, and spread of the COVID-19 virus is uncertain at this time. The financial performance of the Company is subject to future developments related to the COVID-19 outbreak and possible governmental advisories and restrictions placed on the financial markets and business activities. The impact on financial markets and the overall economy, all of which are highly uncertain, cannot be predicted. If the financial markets and/or the overall economy are impacted for an extended period, the Company's results may be materially affected. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

8. SIPC RECONCILIATION REQUIREMENT

SEC Rule 17a-5(e)(4) requires a registered broker/dealer to file a supplemental report which includes procedures related to the broker/dealer's annual general assessment reconciliation or exclusion from membership forms.

9. SUBSEQUENT EVENTS

Management has evaluated subsequent events through October 28, 2022, the date on which the financial statements were available to be issued. Robert James Yu Loo, President/CEO/100% shareholder of the firm throughout the fiscal year ended 8/31/2022 died on September 20, 2022. The company has assigned his former duties to other personnel. The new owner of the firm through inheritance has been registered with the Central Registration Depository to participate as 100% shareholder. There were no other subsequent events that require adjustment or disclosure in the financial statements.

Whitehall-Parker Securities, Inc.
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT TO RULE 15c 3-1
August 31, 2022

NET CREDITS	
Shareholders' Equity	$476,348
DEBITS	
Non-Allowable Assets	$7,221
NET CAPITAL	$469,127
Greater of 10% of Aggregate Indebtedness or 120% of Minimum Net Capital	$60,742
EXCESS NET CAPITAL	$408,385

SCHEDULE 1-RECONCILIATION OF AUDITED EXCESS NET CAPITAL TO UNAUDITED EXCESS NET CAPITAL AT AUGUST 31, 2022

Excess Net Capital Per Unaudited Focus Report IIA	$414,703
Decrease in Net Capital	($6,435)
Decrease in Aggregate Indebtedness at 10%	$117
Excess Net Capital Per Audit Report	$408,385

The accompanying notes are an integral part of this statement.

Whitehall-Parker Securities, Inc.

COMPUTATION FOR DETERMINATION OF

RESERVE REQUIREMENTS PURSUANT TO RULE 15c 3-3

August 31, 2022

The Respondent claims an exemption from Rule 15c 3-3 under Section (k)(2)(ii).

Whitehall-Parker Securities, Inc.

INFORMATION RELATING TO THE POSSESSION

OR CONTROL REQUIREMENTS UNDER RULE 15c 3-3

August 31, 2022

The Respondent claims an exemption from Rule 15c 3-3 under Section (k)(2)(ii).

WHITEHALL-PARKER SECURITIES, INC.

Exemption Report for the Year

Ended August 31, 2022

Review Report of Independent Auditors

NOVOGRADAC & COMPANY LLP®

CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Whitehall-Parker Securities Inc.:

We have reviewed management's statements, included in the accompanying Management Exemption Report, in which (1) Whitehall-Parker Securities Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Whitehall-Parker Securities Inc. claimed an exemption from 17 C.F.R. §240.15c3-3 pursuant to the provision of paragraph (k)(2)(ii) (the "exemption provision") and (2) Whitehall-Parker Securities Inc. stated that Whitehall-Parker Securities Inc. met the identified exemption provision throughout the most recent fiscal year without exception. Whitehall-Parker Securities Inc.'s management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Whitehall-Parker Securities Inc.'s compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Novogradac & Company LLP

Alpharetta, Georgia
October 28, 2022

555 North Point Center East, Suite 600, Alpharetta, Georgia 30022
www.novoco.com | 678.867.2333

Whitehall-Parker Securities, Inc.

Management Exemption Report

Fiscal Year Ended August 31, 2022

Management of Whitehall-Parker Securities, Inc.("WPS") is responsible for complying with 17 C.F.R. 240.17a-5, "Reports to Be Made by Certain Brokers and Dealers". We have performed an evaluation of the firm's compliance with the requirements of 17 C.F.R. 240.17a-5, and the exemption provisions in 17 C.F.R. 240.15c3-3(k) (the "exemption provisions"). Based on this evaluation, we make the following statements to the best knowledge and belief of WPS:

(1) We identified 17 C.F.R. 240.15c3-3(k)(2)(ii) under which WPS claimed an exemption from 17 C.F.R. 240.15c3-3.

(2) WPS met the identified exemption provision throughout the most recent fiscal year ended August 31, 2021 without exception.

Donald Everhart

Principal

NOVOGRADAC & COMPANY LLP®

CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Stockholder of Whitehall-Parker Securities Inc.:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended August 31, 2022. Management of Whitehall-Parker Securities Inc. (the "Company") is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended August 31, 2022. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended August 31, 2022 with the Total Revenue amount reported in Form SIPC-7 for the year ended August 31, 2022, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended August 31, 2022. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

555 North Point Center East, Suite 600, Alpharetta, Georgia 30022
www.novoco.com | 678.867.2333

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Novogradac & Company LLP

Alpharetta, Georgia
October 28, 2022